UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 17, 2023, LumiraDx Investment Limited, one of the subsidiaries of LumiraDx Limited (the “Company”), entered into an eighth amendment to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC (collectively, “Pharmakon”), as collateral agent, to extend the time that the Company has to comply with certain minimum net sales and minimum liquidity covenants in the Loan Agreement until July 20, 2023 (the “Eighth Amendment”).

The foregoing description of the Eighth Amendment does not purport to be complete and is qualified in its entirety by reference to the Eighth Amendment which is attached to this Form 6-K as Exhibit 4.1.

This report on Form 6-K, including Exhibit 4.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F‑3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1

Eighth Amendment to Loan Agreement, dated July 17, 2023, by and among LumiraDx Investment Limited, as borrower, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: July 17, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer